UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2013

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K is hereby incorporated by reference in the following registration statement of EDAP TMS S.A on Form F-3 file number 333-177224.

EXHIBIT LIST

Exhibit No.	Description
Exhibit 1.1	Letter Agreement between H.C. Wainwright & Co., LLC and EDAP TMS SA, dated May 17, 2013
Exhibit 1.2	Amended Letter Agreement between H.C. Wainwright & Co., LLC and EDAP TMS SA, dated May 21, 2013
Exhibit 4.1	Form of Warrant for Ordinary Shares of EDAP TMS SA expiring November 29, 2018
Exhibit 5.1	Opinion of Jones Day, French counsel to EDAP TMS SA
Exhibit 5.2	Opinion of Jones Day, U.S. counsel to EDAP TMS SA
Exhibit 99.1	Form of Share Purchase Agreement
Exhibit 99.2	Form of Amendment to Share Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2013
EDAP TMS S.A.

/s/ ERIC SOYER
ERIC SOYER
CHIEF FINANCIAL OFFICER